UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

NUVALENT, INC.

(Name of Subject Company)

NUVALENT, INC.

(Name of Person(s) Filing Statement)

Class A Common Stock, $0.0001 par value per share

Class B Common Stock, $0.0001 par value per share

(Title of Class of Securities)

670703107

(CUSIP Number of Class A Common Stock)

James R. Porter

Chief Executive Officer

Nuvalent, Inc.

One Broadway, 14th Floor,

Cambridge, Massachusetts 02142

(857) 357-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Emily Oldshue

Nicholas Roper

Ropes & Gray LLP

800 Boylston Street, Prudential Tower

Boston, MA 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Nuvalent, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on June 24, 2026 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer by Harmony Row Acquisition Co., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of GlaxoSmithKline LLC, a Delaware limited liability company (“Parent”), which is an indirect wholly owned subsidiary of GSK plc, a public limited company organized under the laws of England and Wales (“Ultimate Parent”), to purchase any and all of the Company’s outstanding Class A Common Stock, $0.0001 par value per share (the “Class A Shares”), and Class B Common Stock, $0.0001 par value per share (the “Class B Shares” and, together with the Class A Shares, the “Shares”) in exchange for $124.00 per Share, net to the seller in cash, without interest (such consideration as it may be increased from time to time pursuant to the terms of the Merger Agreement, the “Offer Price”), subject to any applicable withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, as they may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed jointly by Ultimate Parent, Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on June 24, 2026. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated therein by reference.

Since the initial filing of the Schedule 14D-9 and as of the filing of this Amendment, the Company has received 11 demand letters from purported stockholders of the Company (collectively the “Demand Letters”), challenging certain disclosures in the Schedule 14D-9. The Company believes that the disclosures originally set forth in the Schedule 14D-9 comply fully with all applicable laws, denies the allegations in the Demand Letters, and believes that the claims in the Demand Letters are without merit. The Company believes that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9, as originally filed on June 24, 2026, disclosed all material information required to be disclosed therein. However, solely to avoid the risk of delay to the Transactions, to minimize any associated costs, risks, and uncertainties, and to provide additional information to its stockholders, the Company is voluntarily supplementing certain disclosures in the Schedule 14D-9 with the information set forth below under the sections titled “Item 4. The Solicitation or Recommendation” and “Item 8. Additional Information” (collectively, the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations in the Demand Letters, including that any additional disclosure was or is required or material.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. The Supplemental Disclosures are identified below by bold, underlined text. ~~Stricken-through~~ text shows text being deleted from a referenced disclosure in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 is hereby amended and supplemented as follows:

The bold and underlined language is added to the first paragraph of the section “Background and Reasons for the Company Board’s Recommendation” on page 15:

The Company Board and the Company’s senior management have periodically reviewed and evaluated the Company’s business, financial performance, long-term strategies and strategic opportunities to enhance stockholder value, including licensing and collaboration opportunities for the Company’s oncology product candidates and other potential financial and strategic alternatives, in light of developments at the Company, in the biopharmaceutical industry, in the economy generally and in the financial markets. As part of these activities, and in the ordinary course of its business development efforts, the Company from time to time engaged in preliminary collaboration and strategic discussions with various participants in the biopharmaceutical industry regarding the Company’s programs, including its zidesamtinib and neladalkib product candidates. Except as described below, none of these discussions progressed beyond preliminary discussions, nor did the Company enter into any acquisition-related confidentiality or standstill agreements with parties other than as discussed below, and none of the confidentiality agreements entered into by the Company described below contained an explicit standstill provision and therefore none contained a “don’t ask, don’t waive” provision.

The bold and underlined language is added to the fourth full paragraph on page 24 in the section “Background and Reasons for the Company Board’s Recommendation”:

Following the call, on May 12, 2026, Ultimate Parent submitted a non-binding proposal to acquire all of the outstanding shares of the Company’s common stock for $120.00 per Share in cash, implying a fully-diluted equity value of approximately $10.3 billion (the “May 12 Proposal”), representing a 15% premium to the closing price of the Company’s Class A Shares on May 11, 2026. In the May 12 Proposal, Ultimate Parent noted that it would expect that the Company’s major stockholders, directors and officers to enter into agreements to support the transaction and also would expect to enter into retention agreements with key employees responsible for, among other things, the commercial launch of zidesamtinib and neladalkib, and that Ultimate Parent would look to announce a transaction in the coming weeks. No officers or directors of the Company had discussions with representatives of Ultimate Parent regarding specific terms of post-closing employment by Ultimate Parent or any of its subsidiaries.

The bold and underlined language is added to the first full paragraph on page 39 under the heading “Summary of Centerview Financial Analysis—Selected Public Company Analysis” in the section “Opinions of the Financial Advisor to the Company Board”:

The selected companies reviewed and the EV/2031E Revenue Multiples were as follows:

Selected Companies	EV/2031E Revenue Multiple
Celcuity Inc.	2.2x
CG Oncology, Inc.	1.8x
Cogent Biosciences, Inc.	2.8x
Crinetics Pharmaceuticals, Inc.	1.0x
Cytokinetics, Inc.	3.0x
Dyne Therapeutics, Inc.	1.0x
Insmed Inc.	2.7x
Revolution Medicines, Inc.	3.9x
Vera Therapeutics, Inc.	1.1x
Xenon Pharmaceuticals Inc.	2.6x

The bold and underlined language is added to and the struck through language is removed from the fourth full paragraph on page 39 under the heading “Summary of Centerview Financial Analysis—Selected Public Company Analysis” in the section “Opinions of the Financial Advisor to the Company Board”:

Applying this range of EV/2031E Revenue Multiples to the Company’s estimated risk-adjusted revenue for calendar year 2031 of $2,528 million, as set forth in the Internal Data, and adding to it the Company’s estimated net cash of $1,214 million as of June 30, 2026, as set forth in the Internal Data, and dividing the result of the foregoing by the number of fully-diluted outstanding Shares (calculated based on approximately 73.7 million shares of Class A common stock outstanding and approximately 5.4 million shares of Class B common stock outstanding, ~~determined~~ using the treasury stock method and taking into account the dilutive impact of approximately 7.9 million outstanding in-the-money options with a weighted average exercise price of $46.09, approximately 1.2 million restricted stock units and approximately 0.4 million performance stock units (including assumptions regarding the vesting of such performance stock units)) as of June 4, 2026, as set forth in the Internal Data, resulted in an implied equity value per Share range of $74.50 to $131.95, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price and the Merger Consideration of $124.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

The bold and underlined language is added to the table on page 40 under the heading “Summary of Centerview Financial Analysis—Selected Precedent Transactions Analysis” in the section “Opinions of the Financial Advisor to the Company Board”:

Date Announced	Target	Acquiror	TV/5-Year Forward Revenue Multiple
February 23, 2026	Arcellx, Inc.	Gilead Sciences, Inc.	3.9x
October 26, 2025	Avidity Biosciences, Inc.	Novartis AG	3.3x
July 9, 2025	Verona Pharma plc	Merck & Co., Inc.	3.2x
December 22, 2023	Karuna Therapeutics, Inc.	Bristol-Myers Squibb Company	8.0x
November 30, 2023	ImmunoGen, Inc.	AbbVie Inc.	8.0x
July 28, 2023	Reata Pharmaceuticals, Inc.	Biogen Inc.	5.0x
April 30, 2023	IVERIC bio, Inc.	Astellas Pharma, Inc.	1.9x
May 10, 2022	Biohaven Pharmaceutical Holding Company Ltd.	Pfizer Inc.	3.5x

The bold and underlined language is added to and the struck through language is removed from the last paragraph starting on page 40 under the heading “Summary of Centerview Financial Analysis—Selected Precedent Transactions Analysis” in the section “Opinions of the Financial Advisor to the Company Board”:

The overall low to high TV/5-Year Forward Revenue Multiples observed for the selected transactions were 1.9x to 8.0x (with a median of 3.7x). Based on this analysis and other considerations that Centerview deemed relevant in its experience and professional judgment, related to, among other things, differences in the business, operational and/or financial conditions and prospects of the Company and the companies included in the selected precedent transactions analysis, Centerview selected a reference range of TV/5-Year Forward Revenue Multiples of 3.0x to 6.0x derived from the selected transactions. In selecting this range of TV/5-Year Forward Revenue Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences in business, operational and/or financial characteristics and other factors that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis. Applying this reference range of TV/5-Year Forward Revenue Multiples to the Company’s projected five-year forward risk-adjusted revenue of $1,938 million (based on 50% of the Company’s estimated risk-adjusted revenue for calendar year 2030 and 50% of the Company’s estimated risk-adjusted revenue for calendar year 2031), as set forth in the Internal Data, and adding to it the Company’s estimated net cash of $1,214 million as of June 30, 2026, as set forth in the Internal Data, and dividing the result of the foregoing by the number of fully-diluted outstanding Shares (calculated based on approximately 73.7 million shares of Class A common stock outstanding and approximately 5.4 million shares of Class B common stock outstanding, ~~determined~~ using the treasury stock method and taking into account the dilutive impact of approximately 7.9 million outstanding in-the-money options with a weighted average exercise price of $46.09, approximately 1.2 million restricted stock units and approximately 0.4 million performance stock units (including assumptions regarding the vesting of such performance stock units)) as of June 4, 2026, as set forth in the Internal Data, resulted in an implied equity value per Share range of $83.20 to $149.05, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price and the Merger Consideration of $124.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

The bold and underlined language is added to and the struck through language is removed from the third full paragraph on page 41 under the heading “Summary of Centerview Financial Analysis—Discounted Cash Flow Analysis” in the section “Opinions of the Financial Advisor to the Company Board”:

Centerview then divided the results of the foregoing calculations by the fully-diluted Shares outstanding (calculated based on approximately 73.7 million shares of Class A common stock outstanding and approximately 5.4 million shares of Class B common stock outstanding, ~~determined~~ using the treasury stock method and taking into account the dilutive impact of approximately 7.9 million outstanding in-the-money options with a weighted average exercise price of $46.09, approximately 1.2 million restricted stock units and approximately 0.4 million performance stock units (including assumptions regarding the vesting of such performance stock units)) as of June 4, 2026, as set forth in the Internal Data. This analysis resulted in an implied equity value per Share range of $106.15 to $125.55, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price and the Merger Consideration of $124.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

The bold and underlined language is added to the first bullet on page 42 under the heading “Summary of Centerview Financial Analysis—Other Factors” in the section “Opinions of the Financial Advisor to the Company Board”:

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in nineteen publicly available Wall Street research analyst reports as of June 8, 2026, which indicated low and high price targets for the Shares ranging from $116.00 to $172.00 per Share.

Item 8. Additional Information.

Item 8 is hereby amended and supplemented as follows:

The second paragraph of the section “Regulatory Approvals” on page 53 is deleted and replaced in its entirety with the following:

Parent and the Company filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on June 24, 2026 and the waiting period applicable to the Offer is schedule to expire at 11:59 p.m., Eastern Time, on July 9, 2026.

The bold and underlined language is added to the third paragraph of the section “Certain Company Management Forecasts” on page 54:

The Management Forecasts were prepared by the Company’s senior management based on assumptions they believed to be reasonably achievable. The Management Forecasts reflect numerous assumptions including with respect to (i) the probability and timing of regulatory approval, commercial success, market size, market share, competition for neladalkib, zidesamtinib and the Company’s other product candidates; (ii) expectations regarding the likely trajectory of sales for neladalkib, zidesamtinib, and the Company’s other product candidates, if approved, including assumptions regarding pricing and reimbursement for neladalkib, zidesamtinib and the Company’s other product candidates; (iii) research and development expenses, sales, general and administrative expenses and other operating expenses; and (iv) other relevant factors relating to the Company’s strategic plan. The Management Forecasts are risk-adjusted based on the probability of success attributed to neladalkib, zidesamtinib and the Company’s other product candidates, and all indications for each product candidate in the Management Forecasts and the corresponding anticipated product candidate launch timelines are based on management assumptions and other considerations. The foregoing is a summary of certain key assumptions and estimates and does not purport to be a comprehensive overview of all assumptions and estimates reflected in the projections prepared by Company management. The Management Forecasts cover multiple years, and thus, by their nature, become subject to greater uncertainty with each successive year.

The bold and underlined language is added to the table on page 55 in the section “Certain Company Management Forecasts”:

MANAGEMENT FORECASTS

(dollars in millions)

Fiscal Year Ending December 31,

	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E	2046E
Net Revenue	$14	$193	$468	$822	$1,348	$2,528	$3,254	$3,961	$4,612	$5,286	$5,918	$6,629	$7,211	$7,763	$8,256	$5,110	$1,383	$737	$735	$495	$449
Gross Profit	$13	$178	$425	$730	$1,187	$2,195	$2,822	$3,433	$3,994	$4,576	$5,119	$5,738	$6,238	$6,710	$7,126	$4,628	$1,261	$675	$672	$447	$401
Total R&D Expense	($394)	($365)	($325)	($266)	($184)	($143)	($149)	($148)	($152)	($157)	($162)	($167)	($172)	($177)	($182)	($111)	($30)	($17)	($17)	($11)	($11)

Total S&M Expense	($98)	($203)	($289)	($337)	($425)	($438)	($451)	($465)	($479)	($493)	($508)	($523)	($539)	($555)	($571)	($282)	($96)	($64)	($65)	($29)	($22)

Total G&A Expense	($113)	($105)	($107)	($107)	($107)	($110)	($114)	($117)	($120)	($124)	($128)	($132)	($136)	($140)	($144)	($52)	($14)	($7)	($8)	($5)	($5)

EBIT(1)	($593)	($495)	($295)	$20	$470	$1,504	$2,108	$2,704	$3,242	$3,802	$4,322	$4,917	$5,392	$5,839	$6,229	$4,183	$1,122	$587	$582	$402	$364
Less: Tax Expense (If Profitable)(2)	—	—	—	(5)	(118)	(376)	(527)	(676)	(811)	(950)	(1,081)	(1,229)	(1,348)	(1,460)	(1,557)	(1,046)	(280)	(147)	(145)	(100)	(91)
Less: Capital Expenditures	(1)	(1)	(1)	(2)	(3)	(6)	(8)	(10)	(12)	(13)	(15)	(17)	(18)	(19)	(21)	(13)	(3)	(2)	(2)	(1)	(1)
Plus: Depreciation and Amortization	0	0	0	1	1	1	2	3	4	6	7	9	10	12	14	14	14	13	12	11	10
Less: Change in Net Working Capital	9	(23)	(37)	(52)	(75)	(187)	(110)	(109)	(99)	(102)	(96)	(107)	(89)	(85)	(77)	463	550	95	0	27	5
Unlevered Free Cash Flow(3)	($585)	($518)	($333)	($38)	$275	$936	$1,465	$1,913	$2,325	$2,742	$3,137	$3,573	$3,948	$4,287	$4,588	$3,602	$1,402	$547	$447	$338	$287

The first paragraph of the section “Legal Proceedings” on page 56 is deleted and replaced in its entirety with the following:

Since the initial filing of the Schedule 14D-9 and as of the filing of this Amendment, the Company has received 11 demand letters from purported stockholders of the Company (collectively the “Demand Letters”), challenging certain disclosures in the Schedule 14D-9. One of the Demand Letters attached a draft complaint.

Other than the Demand Letters, as of the date of the filing of this Amendment, the Company is not aware of the filing of any lawsuits or the submission of any additional draft complaints or additional demand letters challenging the Transactions and/or alleging deficiencies with respect to this Schedule 14D-9; however, such lawsuits, demand letters or draft complaints may be filed or submitted, as applicable, in the future. If such additional lawsuits, demand letters or draft complaints are filed or submitted, as applicable, absent new or different allegations that are material, the Company will not necessarily announce such additional filings or submissions.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2026	NUVALENT, INC.

	By:	/s/ James R. Porter
	Name:	James R. Porter
	Title:	Chief Executive Officer